

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Matthew White
Chief Financial Officer
LINDE PLC
10 Riverview Drive
Danbury, Connecticut 06810

      Re: LINDE PLC
           Form 10-K for the Year Ended December 31, 2022
           File No. 001-38730

Dear Matthew White:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Industrial Applications and Services